APPENDIX C: STATE VARIATIONS

The following information is a summary of the states where Symetra True Variable Annuity Contracts or certain features and/or benefits vary from the Contract's features and benefits as previously described in this prospectus. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. The state in which your Contract is issued also governs whether or not certain riders, options, charges or fees are available or will vary under your Contract. Any state variations will be included in your Contract or in riders or endorsements attached to your Contract.

Deleted: are either not available as of the date of this prospectus or

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Arizona	See "Right To Examine" under "Section 2-Purchase".	If you reside in Arizona and you are 65 years of age or older on the Contract Date or your Contract is a replacement of another insurance or annuity contract, you may return the Contract within 30 days from the date you received it and receive a refund of the Contract Value plus any fees or charges deducted under the Contract.
California	See "Right To Examine" under "Section 2-Purchase".	If you reside in California and you are age 60 or older, you may return the Contract within 30 days from the date you received it. During that 30-day period, your money will be placed in the money-market Sub-account, unless you direct that Purchase Payments be invested in a stock or bond Sub-account underlying the Contract during the 30-day period. If you do not direct that the Purchase Payments be invested in a stock or bond Sub-account, and if you return the Contract within the 30-day period, you will be entitled to a refund of the Purchase Payments plus any fees or charges deducted under the Contract. If you direct that the Purchase Payments be invested in a stock or bond Sub-account during the 30-day period, and if you return the Contract during that period, you will be entitled to a refund of the Contract Value, which could be less than the Purchase Payments you paid for the Contract.
	See "Optional Death Benefit Rider: Wealth Transfer Benefit" under "Section 8-Death Benefit and Optional Death Benefit Rider".	The WTB Rider will not terminate if you assign the Contract or add or replace an Owner to the Contract. Adding an Owner to, assigning, or transferring the Contract will not change the life on which the WTB rider is based. The WTB rider charge will continue to be based on the life of the original Owner used to determine the WTB rider charge. In the case of a non-natural Owner, the WTB rider charge will continue to be based on the life of the original Annuitant used to determine the WTB rider charge.
	See "WTB Rider Calculation" under "Section 8-Death Benefit and Optional Death Benefit Rider".	The third sentence of this paragraph is deleted and replaced with the following. Any applicable WTB Additional Benefit will be added to the Contract Value when we receive due proof of death of the: • original Owner; or • in the case of joint Owners, either Owner; or • in the case of a non-natural Owner, the original Annuitant; or • in the case of a non-natural Owner with joint Annuitants, either Annuitant. The WTB rider will terminate and no WTB Additional Benefit will be paid if the Contract is fully annuitized, terminated, or we are notified of the death of the new owner, or, in the case of joint Owners, the death of the first of either new owner prior to:

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		• notification of the death of the original Owner (or the first Owner to die if originally owned by joint Owners); or • in the case of a non-natural original Owner, notification of death of the original Annuitant (or the death of the first Annuitant in the case of joint Annuitants).
	See "WTB Rider Termination" under "Section 8-Death Benefit and Optional Death Benefit Rider".	The fourth and fifth bullet regarding assignment of the Contract and the change of ownership as a trigger for termination of the WTB Rider are deleted.
Connecticut	See "Right To Examine" under "Section 2-Purchase".	If you reside in Connecticut and your Contract is a replacement of another insurance or annuity contract, you may return it within 10 days from the date you received it. When we receive the Contract, we will refund the Contract Value plus any fees or charges deducted under the Contract.
	See "WTB Rider Calculation" under "Section 8-Death Benefit and Optional Death Benefit Rider".	The third sentence of this paragraph is deleted and replaced with the following. Any applicable WTB Additional Benefit will be added to the Contract Value when we receive due proof of death of the: • original Owner; or • in the case of joint Owners, either Owner; or • in the case of a non-natural Owner, the original Annuitant; or • in the case of a non-natural Owner with joint Annuitants, either Annuitant. The WTB rider will terminate and no WTB Additional Benefit will be paid if the Contract is fully annuitized, terminated, or we are notified of the death of the new owner, or, in the case of joint Owners, the death of the first of either new owner prior to: • notification of the death of the original Owner (or the first Owner to die if originally owned by joint Owners); or • in the case of a non-natural original Owner, notification of death of the original Annuitant (or the death of the first Annuitant in the case of joint Annuitants).
	See "WTB Rider Termination" under "Section 8-Death Benefit and Optional Death Benefit Rider".	The fourth and fifth bullet regarding assignment of the Contract and the change of ownership as a trigger for termination of the WTB Rider are deleted.
Delaware	See "Right To Examine" under "Section 2-Purchase".	If you reside in Delaware and your Contract is a replacement of another insurance or annuity contract, you may return it within 20 days from the date you received it. When we receive the Contract, we will refund the Contract Value plus any fees or charges deducted under the Contract.
District of Columbia	See "Right To Examine" under "Section 2-Purchase".	If you reside in the District of Columbia and your Contract is a replacement of another insurance or annuity contract, you may return it within 10 days from the date you received it. When we receive the Contract, we will refund the Contract Value plus any fees or charges deducted under the Contract.
Florida	See "Right To Examine" under	If you reside in Florida, you may return the Contract within fourteen

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	"Section 2-Purchase".	days from the date you receive it. If you are sixty-five years of age or older on the Contract Date, you may return the Contract within twenty-one days from the date you received it. When we receive the Contract, we will refund the Contract Value plus any fees or charges deducted under the Contract.
	See "Death Benefit" under "Section 8-Death Benefit and Optional Death Benefit Amount".	The sentence under this paragraph is replaced with the following: If you die during the Accumulation Phase and the WTB rider is not in effect, your Contract provides you with a death benefit equal to your Contract Value as of the Business Day the death benefit is paid plus any applicable interest.
North Dakota	See "Right To Examine" under "Section 2-Purchase".	If you reside in North Dakota, you may return your Contract, including a Contract that is a replacement of another insurance or annuity contract, within 20 days from the date that you receive it and receive a refund of the Contract Value plus any fees or charges deducted under the Contract.
South Dakota	See "Right To Examine" under "Section 2-Purchase".	If you reside in South Dakota and your Contract is a replacement of another insurance or annuity contract, you may return it within 10 days from the date you received it. When we receive the Contract, we will refund the Contract Value plus any fees or charges deducted under the Contract.

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